Exhibit 99.1

ASX ANNOUNCEMENT

February 21, 2012

Genetic Technologies Successfully Concludes

Second Patent Infringement Suit in USA

Melbourne Australia; February 21, 2012: Genetic Technologies Limited (ASX: GTG, NASDAQ: GENE), today announced the successful conclusion of the second assertion suit having now executed a Settlement with a group of companies associated with Sonic Healthcare Limited (“Sonic Affiliates”).  The patent infringement suit was filed by Genetic Technologies in the U.S. District Court for the Western District of Texas, Austin division, in January 2011 (see GTG announcement dated January 20, 2011).  The precise commercial terms of the Settlement with the Sonic Affiliates are covered by formal confidentiality provisions and cannot be disclosed.

“The patent assertion program remains a strong and reliable source of non-dilutive funding for GTG,” commented Dr. Paul MacLeman, Genetic Technologies’ Chief Executive Officer.  “The outcome of the suit against the Sonic Affiliates demonstrates our commitment to pursue a vigorous and geographically comprehensive assertion program.”

A third assertion suit, filed by the Company in the U.S. District Court for the District of Colorado in May 2011 (see GTG announcement dated May 26, 2011) against ten counterparties, is also progressing well with three counterparties in that case having already settled.  The Company will update the Market with details concerning progress of the third assertion suit along with its other global patent assertion efforts, as appropriate.  Genetic Technologies has now licensed its non-coding DNA technology globally to over 60 companies in a wide variety of life sciences industries. To date, more than $73 million in contracted revenue has been generated from the granting of these licenses.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)
Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group

Genetic Technologies Limited	+61 3 9620 3333	+1 (415) 375 3340 Ext. 2022
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and  of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040